SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNTRUST ROBINSON HUMPHREY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 PEACHTREE STREET, N.E., SUITE 2500
(No. and Street)

ATLANTA (City) GEORGIA (State) 30308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD MORRIS 404-575-2565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

55 IVAN ALLEN JR BLVD (Address) ATLANTA (City) GEORGIA (State) 30308 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

12014718

KW 3/27

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/02

OATH OR AFFIRMATION

I, DONALD MORRIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNTRUST ROBINSON HUMPHREY, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires December 7, 2013

[signature]
Signature

CHIEF FINANCIAL OFFIER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2011
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in subordinated borrowings, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Robinson Humphrey, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 27, 2012

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

As of December 31, 2011
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	285
Cash and securities segregated under Federal and other regulations		15,087
Deposits with clearing organizations		25,362
Receivables from brokers and dealers		29,938
Due from related parties		12,112
Securities purchased under agreements to resell		472,548
Securities owned:		
U.S. government and agency obligations		690,567
State and municipal obligations		54,229
Corporate debt and other securities		387,397
Commercial paper and certificates of deposit		228,813
Total securities owned (including encumbered securities of $568,125)		1,361,006
Accrued interest and other income receivable		26,049
Secured demand note receivable from Parent		160,000
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $50,646		9,198
Goodwill		123,340
Income tax receivable from Parent		6,548
Deferred taxes		11,554
Other assets		5,885
Total assets		2,258,912
Liabilities and shareholder's equity		
Liabilities		
Securities sold but not yet purchased		247,488
Securities sold under agreements to repurchase		740,566
Subordinated demand note payable to Parent		160,000
Accrued compensation and benefits		51,015
Accrued interest payable and other liabilities		64,988
Due to related parties		3,784
Lines of credit payable to related parties		285,740
Customer payables		334
Payables to brokers and dealers		30,096
Net payable for unsettled securities transactions		71,904
Total liabilities		1,655,915
Shareholder's equity		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		429,870
Retained earnings		173,027
Total shareholder's equity		602,997
Total liabilities and shareholder's equity	$	2,258,912

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2011
(In Thousands)

Revenues		
Corporate finance fees	$	205,549
Interest		45,603
Administrative fees received from related parties		50,691
Commissions		31,931
Underwriting fees		76,256
Trading gains, net of losses		20,121
Management fees		4,447
Total revenues		434,598
Expenses		
Compensation and benefits		174,332
Interest		25,824
Fees paid to related parties		76,518
Outside processing and software		26,739
Occupancy and equipment		8,001
Legal		61,802
Other		14,356
Total expenses		387,572
Income before income taxes		47,026
Provision for income taxes		14,495
Net income	$	32,531

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2011
(In Thousands)

Subordinated demand note payable to Parent, January 1, 2011	$	160,000
Repayment of subordinated demand note		–
Issuance of subordinated demand note		–
Subordinated demand note payable to Parent, December 31, 2011	$	160,000

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2011
(In Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2011	$ 100	$ 429,870	$ 140,496	$ 570,466
Net Income	–	–	32,531	32,531
Balance, December 31, 2011	$ 100	$ 429,870	$ 173,027	$ 602,997

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2011
(In Thousands)

Operating activities	
Net income	32,531
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,336
Deferred tax benefit	(4,284)
(Increase) decrease in operating assets:	
Cash and securities segregated under Federal and other regulations	6,968
Securities purchased under agreements to resell	497,363
Securities owned	47,586
Receivables:	
Brokers and dealers	13,880
Customers	8,337
Net receivable for unsettled securities transactions	18,967
Accrued interest and other income receivable	10,607
Due from related parties	17,692
Other assets	(17,046)
Increase (decrease) in operating liabilities:	
Securities sold but not yet purchased	(523,356)
Securities sold under agreements to repurchase	(96,591)
Accrued compensation and benefits	(972)
Accrued interest payable and other liabilities	7,719
Due to related parties	(19,431)
Payables to brokers and dealers	(8,763)
Income taxes payable	(2,090)
Customer payables	(5,424)
Net payable for unsettled securities transactions	71,904
Net cash provided by operating activities	58,933
Investing activities	
Purchases of furniture, equipment, and leasehold improvements, net	(2,149)
Net cash used in investing activities	(2,149)
Financing activities	
Decrease in borrowings from related parties under lines of credit, net	(56,863)
Net cash used in financing activities	(56,863)
Net change in cash and cash equivalents	(79)
Cash and cash equivalents, beginning of year	364
Cash and cash equivalents, end of year	$ 285
Supplemental cash flow information	
Cash paid:	
Interest	$ 31,457
Income taxes to Parent	$ 25,669

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company self-clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amounts of cash and cash equivalents approximate their fair values. The Company does not consider cash segregated under federal or other regulations as cash and cash equivalents for the statement of cash flows.

Securities Owned

Securities transactions and related gains and losses are recorded on a trade date basis. Unless otherwise indicated, trading assets are priced by the trading desk and independently validated against pricing received from third party pricing sources. Equity securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions for which the last quoted ask price is used. The

1. Summary of Significant Accounting Policies (continued)

change in fair value is included in the statement of operations as trading gains, net of losses. Amounts receivable and payable for securities transactions that have not reached their contractual final settlement date are recorded net on the statement of financial condition.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed predominantly using the straight-line method over estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2011.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2011.

Corporate Finance, Underwriting, and Management Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Management fees are recognized as earned on a pro rata basis over the term of the contract. Corporate finance and underwriting fees are presented net of direct transaction related expenses.

Commissions

Commissions are earned by the Company for buying and selling securities on behalf of customers, and are recognized on the trade date.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the tax sharing policy applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by the Parent.

2. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.* A repurchase agreement is a transaction in which a company sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date. The determination of whether the transaction is accounted for as a sale or a collateralized financing is determined by assessing whether the seller retains effective control of the financial instrument. The ASU changes the assessment of effective control by removing the criterion that requires the seller to have the ability to repurchase or redeem financial assets with substantially the same terms, even in the event of default by the buyer and the collateral maintenance implementation guidance related to that criterion. The Company will apply the new guidance to repurchase agreements entered into or amended after January 1, 2012. The adoption of the ASU is not expected to have a significant impact on the Company's financial position or results of operations.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The primary purpose of the ASU is to conform the language in the fair value measurements guidance in U.S. GAAP and IFRS. The ASU also clarifies how to apply existing fair value measurement and disclosure requirements. Further, the ASU requires additional disclosures about transfers between level 1 and 2 of the fair value hierarchy, quantitative information for level 3 inputs, and the level of the fair value measurement hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. The ASU is effective for the interim reporting period ending March 31, 2012. The Company has adopted the standard as of January 1, 2012. The adoption of the ASU is not expected to have a significant impact on the Company's financial position or results of operations.

2. Accounting Policies Recently Adopted and Pending Accounting Pronouncements (continued)

In September 2011, the FASB issued ASU 2011-08, *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. The ASU amends interim and annual goodwill impairment testing requirements. Under the ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The more likely than not threshold is defined as having a likelihood of more than 50 percent. The guidance is effective for annual and interim goodwill impairment tests beginning January 1, 2012. The Company has adopted the standard as of January 1, 2012 and will apply the new guidance to future goodwill impairment testing, but the Company does not expect the standard to have a substantive impact on its goodwill impairment evaluation.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. The ASU requires additional disclosures about financial instruments and derivative instruments that are offset or subject to an enforceable master netting arrangement or similar agreement. The ASU is effective for the interim reporting period ending March 31, 2013 with retrospective disclosure for all comparative periods presented. The Company is evaluating the impact of the ASU; however, it is not expected to impact the Company's financial position or results of operations.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2011, a U.S. Treasury note with a fair value of $10.0 million and cash of $5.1 million have been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

4. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreement to resell and securities sold under agreements to repurchase are collateralized primarily by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. Securities purchased under agreements to resell are primarily used to cover firm short positions. The Company takes possession of all securities under agreements to resell and performs appropriate margin evaluation on the acquisition date based on market volatility, as necessary. It is the policy of the Company to obtain possession of collateral with a fair value between 95% and 110% of the principal amount loaned under resale agreements. Collateral under repurchase and resale agreements is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company has policies and procedures to manage market risk associated with these activities and will assume a limited

4. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase (continued)

degree of market risk by managing the size of the exposure. At December 31, 2011, the Company had accepted collateral with a fair value of $485.7 million that the Company is permitted to sell or repledge and had repledged $247.3 million of that collateral. The following is a summary of repurchase agreements and the fair market value of related collateral pledged as of December 31, 2011 (in thousands):

	Contract	Accrued Interest	Total Contract	Fair Market Value	Average Rate
Overnight maturities:					
U.S. government and agency obligations	$ 535,017	$ 14	$ 535,031	$ 550,095	0.23%
Corporate debt and other securities	35,304	1	35,305	38,482	0.24%
Commercial paper and certificates of deposit	25,746	1	25,747	25,746	0.31%
On demand maturities:					
U.S government and agency obligations	3,523	-	3,523	3,526	0.12%
Term <15 days:					
U.S. government and agency obligations	140,976	28	141,004	145,625	0.22%
	$ 740,566	$ 44	$ 740,610	$ 763,474	

5. Fair Value of Financial Instruments

Securities owned and securities sold but not yet purchased are measured at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. To determine the fair value measurement for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. If available, the Company looks to active and observable markets to price identical assets or liabilities. If identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. The Company uses alternative valuation techniques to derive a fair value measurement for those assets and liabilities that are either not actively traded in observable markets or for which market observable inputs are not available.

The Company carries securities owned and securities sold but not yet purchased at fair value on a recurring basis and classifies them as level 1, 2, or 3 within the fair value hierarchy as follows:

5. Fair Value of Financial Instruments (continued)

Level 1 – Assets and liabilities for which the identical item is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets and liabilities for which significant valuation assumptions are not readily observable in the market. Instruments are valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The classification of an instrument as level 3 versus 2 involves judgment and is based on a variety of subjective factors in order to assess whether a market is inactive, resulting in the application of significant unobservable assumptions to value a financial instrument. A market is considered inactive if significant decreases in the volume and level of activity for the asset or liability have been observed. In determining whether a market is inactive, the Company evaluates such factors as the number of recent transactions in either the primary or secondary markets, whether price quotations are current, the nature of the market participants, the variability of price quotations, the significance of bid/ask spreads, declines in (or the absence of) new issuances and the availability of public information. Inactive markets necessitate the use of additional judgment when valuing financial instruments, such as pricing matrices, cash flow modeling, and the selection of an appropriate discount rate. The assumptions used to estimate the value of an instrument where the market was inactive are based on the Company's assessment of the assumptions a market participant would use to value the instrument in an orderly transaction and include considerations of illiquidity in the current market environment.

The following table presents securities owned and securities sold but not yet purchased measured at fair value on a recurring basis:

5. Fair Value of Financial Instruments (continued)

	Assets/Liabilities	Fair Value Measurement at December 31, 2011, Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
Securities owned:				
U.S. government and agency obligations	$ 690,567	$ 55,864	$ 634,703	$ -
State and municipal obligations	54,229	-	54,229	-
Corporate debt and other securities	387,397	-	375,690	11,707
Commercial paper and certificates of deposit	228,813	-	228,813	-
Total securities owned	$ 1,361,006	$ 55,864	$ 1,293,435	$ 11,707
Securities sold but not yet purchased:				
U.S. government and agency obligations	$ 170,688	$ 170,479	$ 209	$ -
Corporate debt and other securities	76,800	-	76,800	-
Total securities sold but not yet purchased	$ 247,488	$ 170,479	$ 77,009	$ -

The following is a discussion of the valuation techniques and inputs used in developing fair value measurements for securities owned and securities sold but not yet purchased that are measured at fair value on a recurring basis, based on the class of financial instrument as determined by the nature and risks of the instrument. Unless otherwise indicated below, trading assets are priced by the trading desk and independently validated against pricing received from third party pricing sources, all of which are sources that are widely used by market participants. The Company classifies instruments as level 2 in the fair value hierarchy when it is able to determine that external pricing sources are using similar instruments trading in the markets as the basis for estimating fair value. One way the Company determines this is by the number of pricing services that will provide a quote on the instrument along with the range of values provided by those pricing services. A wide range of quoted values may indicate that significant adjustments to the trades in the market are being made by the pricing services.

U.S. government and agency obligations

The Company includes in this classification U.S. Treasury securities which are classified as level 1 as well as securities issued by federal agencies and government sponsored entities (GSEs) in addition to pass through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac and Ginnie Mae.

5. Fair Value of Financial Instruments (continued)

Securities issued by federal agencies consist primarily of debt obligations collateralized by loans that are guaranteed by the Small Business Association (SBA) and are, therefore, backed by the full faith and credit of the U.S. government. For SBA instruments, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these instruments as level 2.

Securities issued by GSEs such as Fannie Mae and Freddie Mac are not explicitly guaranteed by the U.S. government; however, the GSEs carry an implied rating commensurate with that of U.S. government obligations and may be required to maintain such rating through its agency agreement. In certain instances, the U.S. Treasury owns the senior preferred stock of these enterprises and has made a commitment under that stock purchase agreement to provide these GSEs with funds to maintain a positive net worth.

Pass-through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac, and Ginnie Mae each contain a guarantee by the issuing GSE or agency. For agency mortgage-backed securities, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these as level 2.

State and municipal obligations

The Company's investments in U.S. state and municipal obligations include obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source. The majority of these obligations prices are verified by an independent pricing service using pricing observed on trades of similar bonds and, therefore, are classified as level 2 in the fair value hierarchy.

Commercial paper and certificates of deposit

The Company trades third party commercial paper (CP) that is generally investment grade and short-term in nature (less than 30 days). The Company estimates the fair value of the CP that it trades based on observable pricing from executed trades of similar instruments and it is, therefore, classified as level 2 in the fair value hierarchy.

Corporate debt and other securities

Corporate debt securities are predominantly comprised of senior subordinate debt obligations of domestic corporations and are classified as level 2. Also classified as level 2 and included in

5. Fair Value of Financial Instruments (continued)

this category are asset backed securities that are either publicly traded or are 144A privately placed bonds. The company utilizes an independent pricing service to obtain fair values for publicly traded securities and securities for estimating the fair value of privately held bonds.

Student loan ABS held by the Company of $31.8 million are generally collateralized by Federal Family Education Loan Program (FFELP) student loans, the majority of which benefit from a 97% (or higher) government guarantee of principal and interest and are classified as level 2.

The Company's investments in level 3 collateralized debt obligations of $11.7 million at December 31, 2011, consisted of senior ARS interests in Company-sponsored securitizations of trust preferred collateral. For the ARS CDOs classified as level 3 trading assets, the increase in the value of these interests during the year ended December 31, 2011 was due to a steady recovery in the broader CDO market during the first half of the year along with an improvement in the underlying collateral for most of the individual interests. Additionally, the Company purchased CDO ARS securities in July 2011 as a result of the settlement of an ARS claim. Although market conditions have improved, the auctions continue to fail and the Company continues to make significant adjustments to valuation assumptions available from observable secondary market trading of similar term securities; therefore, the Company continued to classify these as level 3 investments.

The Company's policy for recording transfers into and out of the fair value hierarchy levels are assumed to be at the end of the period in which the transfers occurred. For the year ending December 31, 2011 there were no transfers between levels.

5. Fair Value of Financial Instruments (continued)

The following table presents a reconciliation of the beginning and ending balances of instruments measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2011:

Securities Owned	*(In Thousands)*
Beginning balance January 1, 2011	$ 3,962
Included in earnings in trading gains, net of losses	1,758
Purchases	5,987
Ending balance December 31, 2011	$ 11,707
The amount of total gains or (losses) for the 12 months ended December 31, 2011, included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at December 31, 2011	$ 1,758

6. Premises and Equipment

Premises and equipment as of December 31, 2011 consisted of the following:

	Useful Life	**At December 31, 2011**
	(In Thousands)	
Building and improvements	2–40 years	$ 3
Leasehold improvements	1–30 years	11,295
Furniture and equipment	1–20 years	48,030
Construction-in-process		516
		59,844
Less accumulated depreciation		(50,646)
Total premises and equipment		$ 9,198

6. Premises and Equipment (continued)

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2023, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on noncancelable leases for each of the following years ending December 31 are as follows (in thousands):

2012	$ 6,817
2013	8,089
2014	8,050
2015	4,680
2016	7,220
Thereafter	38,986
Total minimum lease payments	$ 73,842

Rental and depreciation/amortization expense for the year ended December 31, 2011 was $3.0 million and $3.3 million, respectively, as reported in occupancy and equipment in the statement of operations.

7. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2011 (in thousands):

U.S. government and agency obligations	$ 170,688
Corporate debt and other securities	76,800
	$ 247,488

8. Employee Benefits

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. On November 14, 2011, the Parent announced the curtailment of all pension benefit accruals as of December 31, 2011. The pension curtailment led to a remeasurement of pension obligations as of November 14, 2011 and

8. Employee Benefits (continued)

adjustment of pension costs accrued after that date resulting in a one-time $4.0 million reduction in compensation and benefits expense recognized in the statement of operations during the year ended December 31, 2011. Most employees who had 20 or more years of service as of December 31, 2007 will receive benefits based on the traditional pension formula with benefits linked to employees' final average pay and years of service. Most other employees will receive a traditional pension for periods prior to 2008 plus a cash balance benefit based on annual compensation and interest credits earned after 2007.

Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the entry age actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. The Company's expense related to the pension plan and other employee benefits was approximately $12.5 million in 2011, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Company also participates in the stock option plan of the Parent. The Parent provides stock-based awards through the SunTrust Banks, Inc. 2009 Stock Plan (as amended and restated effective January 1, 2011), under which the Parent's Compensation Committee of the Board of Directors has the authority to grant stock options, restricted stock, and restricted stock units, of which some may have performance features to key employees of the Company. Stock options are granted at a price that is no less than the fair market value of a share of SunTrust Banks, Inc. common stock on the grant date and may be either tax-qualified incentive stock options or nonqualified stock options. Stock options typically vest after three years and generally have a maximum contractual life of 10 years. Upon option exercise, shares are issued to employees from treasury stock.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option and restricted stock expense for 2011 was approximately $21,666 and $3.4 million, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2011, there was approximately $9.3 million of unrecognized stock-based compensation expense related to nonvested stock.

9. Transactions with Related Parties

During the year ended December 31, 2011, the Company engaged in various transactions with the Parent and its affiliates. The Parent provides certain management services and staff support functions for all of its subsidiaries. The total costs for these services are allocated among the Parent's subsidiaries. In 2011, the cost of these services allocated to the Company was $21.7 million in fees paid to related parties in the statement of operations. In addition, the Company pays various negotiated referral fees to the Parent and affiliates for sales involving customers of such entities. In 2011, total referral fees paid to the Parent and affiliates incurred

9. Transactions with Related Parties (continued)

was $54.8 million in fees paid to relates parties in the statement of operations. In addition to paying for services and referral fees, the Company earns revenue from the Parent and affiliates for providing certain administrative, management, underwriting, and other services. In 2011, revenue earned for such activities totaled $61.4 million. Balances with respect to related parties at December 31, 2011, are (in thousands):

Cash and cash equivalents	285
Cash segregated under Federal and other regulations	5,051
Due from related parties	12,112
Securities owned	232,095
Secured demand note receivable from Parent	160,000
Due to related parties	3,784
Income tax receivable from Parent	6,548
Lines of credit payable to related parties	285,740
Subordinated demand note payable to Parent	160,000
Revenues:	
Administrative fees	50,691
Management fees	2,904
Underwriting fees	7,533
Other	250
Expenses:	
Interest	1,114
Fees paid to related parties	76,518

The Company has a $385 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 0.39% at December 31, 2011, with interest due monthly. At December 31, 2011, the outstanding balance on this unsecured line of credit was $260 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company has a $160 million subordinated collateralized noninterest-bearing note payable with the Parent that matures on December 15, 2012. Under the terms of the note payable, the Parent provided the Company with a noninterest-bearing note receivable, collateralized by marketable securities owned by the Parent. The subordinated note payable is covered by agreements approved by FINRA, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1). To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements

9. Transactions with Related Parties (continued)

(Note 14), it may not be repaid. Furthermore, the Company must notify FINRA within six months of the Company's intent to make payments. As of December 31, 2011, no such notices had been presented to FINRA.

The Company also has a $400 million unsecured line of credit with SunTrust Bank (STB). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. The interest rate at December 31, 2011 was 0.14%. Any advances and accrued interest are due the following business day. At December 31, 2011, the outstanding balance was $25.1 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. The interest rate at December 31, 2011 was 0.14%. Advances and accrued interest under the facility are due the following business day. At December 31, 2011, the outstanding balance was $0.6 million and is included in lines of credit payable to related parties in the statement of financial condition.

10. Income Taxes

The company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the tax sharing policy applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740, *Accounting for Income Taxes*, are as follows:

	2011 *(In Thousands)*		
	Current	**Deferred**	**Total**
Federal	$ 15,871	$ (1,556)	$ 14,315
State	2,908	(2,728)	180
	$ 18,779	$ (4,284)	$ 14,495

10. Income Taxes (continued)

A reconciliation of the expected income tax expense computed at the federal statutory income tax rate to the Company's actual income tax expense is as follows:

	2011 *(In Thousands)*
Income tax at federal statutory rate of 35%	$ 16,459
State income taxes, net of federal benefit	117
Excluded intercompany income	(2,246)
Other	165
Total provision for income taxes	$ 14,495

The Company's income taxes include adjustments to reflect the impact of a consolidated filing. The total provision for income taxes of $14.5 million would be increased to approximately $16.8 million if the Company was a separate taxpayer rather than a member of the Parent's consolidated group. The difference relates to excluded intercompany income.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to accrued expenses and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax asset totaled $11.6 million at December 31, 2011.

The Company's temporary differences, which give rise to the net deferred tax asset, are as follows:

	2011 *(In Thousands)*
Securities	$ 2,799
State net operating losses and other carryforwards, net of federal benefit	1,638
Employee benefits	(11,246)
Fixed assets	880
Accrued expenses	18,972
Intangibles	(1,629)
Other	185
Total gross deferred tax asset	11,599
Valuation allowance	(45)
Total deferred tax asset	$ 11,554

10. Income Taxes (continued)

The deferred tax assets include state net operating losses (NOLs) and other state carryforwards of $1.6 million as of December 31, 2011. The state carryforwards will expire, if not utilized, in varying amounts from 2012 to 2031. At December 31, 2011, the Company recorded a valuation allowance against its state NOLs of $44,875. The Company determined that a valuation allowance is not required for the federal and the remaining state deferred tax assets because it is more likely than not that these assets will be realized against future taxable income.

No unrecognized tax benefits have been recorded under ASC 740-10 and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date. The Company files consolidated and separate income tax returns in the United States federal jurisdiction and in various state jurisdictions. The Company's federal income tax returns are no longer subject to examination by the IRS for taxable years prior to 2006. The IRS audit of the 2006 federal income tax return is closed, but the return is still subject to examination to the extent of carryback claims filed by the federal consolidated group. The Company's 2007 through 2009 federal income tax returns are currently under examination by the IRS. With limited exceptions, the Company is no longer subject to examinations by state and local taxing authorities for taxable years prior to 2006.

11. Commitments and Contingencies

The Company has a $300 million uncommitted, secured revolving line of credit with the Bank of New York Mellon. The line of credit requires the segregation of the Company's collateral overnight and a rate as determined by the lender at the time of the advance. At December 31, 2011, there were no outstanding borrowings under the facility.

Litigation and Regulatory Matters

In the ordinary course of business, the Company and its subsidiaries are subject to regulatory examinations, investigations, and requests for information, and are also parties to numerous civil claims and lawsuits. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on novel or unsubstantiated legal theories, unsupported by the facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. Because of these factors, the Company typically cannot provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. On a case-by-case basis, however, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. In

11. Commitments and Contingencies (continued)

no cases are those accrual amounts material to the financial condition of the Company. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

For a limited number of legal matters in which the Company is involved, the Company is able to estimate a range of reasonably possible losses. For other matters for which a loss is probable or reasonably possible, such an estimate is not possible. For those matters where a loss is both estimable and reasonably possible, management currently estimates the aggregate range of reasonably possible losses from zero to $50 million in excess of the accrued liability, if any, related to those matters. This estimated range of reasonably possible losses represents the estimated possible losses over the life of such legal matters, which may span a currently indeterminable number of years, and is based on information currently available as of December 31, 2011. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate. Those matters for which an estimate is not possible are not included within this estimated range; therefore, this estimated range does not represent the Company's maximum loss exposure. Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company's financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved in these matters, and the large or indeterminate damages sought in some of these matters, there is a remote possibility that an adverse outcome in one or more of these matters could be material to the Company's results or cash flows for any given reporting period.

The following is a description of certain litigation and regulatory matters.

Auction Rate Securities Investigations and Claims

FINRA Auction Rate Securities Investigation

In September 2008, the Company entered into an "agreement in principle" with FINRA related to the sales and brokering of ARS by the Company. This agreement was non-binding and subject to the negotiation of a final settlement. The parties were unable to finalize this agreement and FINRA continued its investigation. Beginning in late 2008, the Company moved forward with ARS purchases from essentially the same categories of investors who would have been covered by the original agreement with FINRA as well as certain other investors not addressed by the agreement. In 2010, FINRA notified the Company that it had completed its investigation and that it intended to recommend that charges be filed against the Company. In 2011, the Company entered into a settlement agreement with FINRA under which the Company was assessed a fine and required to provide certain other relief, but the Company was not required to repurchase any additional ARS. The aggregate amount of these fines was $5 million and these fines were paid in

11. Commitments and Contingencies (continued)

2011. Since 2008, the Company has purchased ARS with par amounts totaling $351 million as a result of the FINRA investigation and recognized cumulative losses through December 31, 2011 of $117 million. The Company has concurrently sold these positions to the Parent at market value; therefore does not hold positions on the Company's Statement of Financial Condition.

In re LandAmerica Financial Group, Inc. et al.

Two putative class action lawsuits have been filed against the Company by former customers of LandAmerica 1031 Exchange Services, Inc, ("LES"), a subsidiary of LandAmerica Financial Group, Inc. ("LFG"). The first of these actions, *Arthur et al. v. SunTrust Banks, Inc. et al.*, was filed on January 14, 2009 in the U.S. District Court for the Southern District of California. The second of these cases, *Terry et al. v. SunTrust Banks, Inc. et al.*, was filed on February 2, 2009 in the Court of Common Pleas, Tenth Judicial Circuit, County of Anderson, South Carolina, and subsequently removed to the U.S. District Court for the District of South Carolina. On June 12, 2009, the Multi-District Litigation ("MDL") Panel issued a transfer order designating the U.S. District Court for the District of South Carolina, Anderson Division, as MDL Court for IRS Section 1031 Tax Deferred Exchange Litigation (MDL 2054). Plaintiffs' allegations in these cases are that LES and certain of its officers caused them to suffer damages in connection with potential 1031 exchange transactions that were pending at the time that LES filed for bankruptcy. Essentially, Plaintiffs' core allegation is that their damages are the result of breaches of fiduciary and other duties owed to them by LES and others, fraud, and other improper acts committed by LES and certain of its officers, and that the Company is partially or entirely responsible for such damages because it knew or should have known about the alleged wrongdoing and failed to take appropriate steps to stop the same. The Company believes that the allegations and claims made against it in these actions are both factually and legally unsupported and has filed a motion to dismiss all claims. The Court granted this motion to dismiss with prejudice on June 15, 2011. Plaintiffs have appealed this decision to the Fourth Circuit Court of Appeals.

Other ARS Claims

Since April 2008, several arbitrations and individual lawsuits have been filed against the Company by parties who purchased ARS through these entities. Broadly stated, these complaints allege that the Company made misrepresentations about the nature of these securities and engaged in conduct designed to mask some of the liquidity risk associated with them. They also allege that the Company was aware of the risks and problems associated with these securities and took steps in advance of the wave of auction failures to remove these securities from their own holdings. The claimants in these actions are seeking to recover the par value of the ARS in question as well as compensatory and punitive damages in unspecified amounts. The majority of these claims were settled during the year ended December 31, 2011. The Company reserved $7 million as of December 31, 2011, for estimated probable losses related to remaining other ARS

11. Commitments and Contingencies (continued)

claims. Losses related to the other ARS claims have been recognized in trading gains, net of losses, in the Statement of Operations.

Lehman Brothers Holdings, Inc. Litigation

Beginning in October 2008, the Company, along with other underwriters and individuals, were named as defendants in several individual and putative class action complaints filed in the U.S. District Court for the Southern District of New York and state and federal courts in Arkansas, California, Texas and Washington. Plaintiffs allege violations of Sections 11 and 12 of the Securities Act of 1933 for allegedly false and misleading disclosures in connection with various debt and preferred stock offerings of Lehman Brothers Holdings, Inc. and seek unspecified damages. All cases have now been transferred for coordination to the multi-district litigation captioned *In re Lehman Brothers Equity/Debt Securities Litigation* pending in the U.S. District Court for the Southern District of New York. Defendants filed a motion to dismiss all claims asserted in the class action. On July 27, 2011, the District Court granted in part and denied in part the motion to dismiss the class claims against the Company and the other underwriter defendants. A settlement with the class plaintiffs was approved by the Court on December 15, 2011. The class action now will go through a notice and opt-out process in which members of the class, including many of the plaintiffs in the pending individual lawsuits, will have to decide whether to participate in the class settlement or not. In the individual lawsuits for which the plaintiff decides to opt out of the class settlement, if any, the cases will move forward each on its own schedule. Motions to dismiss are either pending or will be filed in each of these cases.

SunTrust Securities Class Action Litigation

Beginning in May 2009, the Company and others were named in three putative class actions arising out of the offer and sale of approximately $690 million of SunTrust Capital IX 7.875% Trust Preferred Securities ("TRUPs") of SunTrust Banks, Inc. The complaints alleged, among other things, that the relevant registration statement and accompanying prospectus misrepresented or omitted material facts regarding the Company's allowance for loan and lease loss reserves, the Company's capital position, and its internal risk controls. Plaintiffs seek to recover alleged losses in connection with their investment in the TRUPs or to rescind their purchases of the TRUPs. These cases were consolidated under the caption *Belmont Holdings Corp., et al., v. SunTrust Banks, Inc., et al.*, in the U.S. District Court for the Northern District of Georgia, Atlanta Division, and on November 30, 2009, a consolidated amended complaint was filed. On January 29, 2010, Defendants filed a motion to dismiss the consolidated amended complaint. This motion was granted, with leave to amend, on September 10, 2010. On October 8, 2010, the lead plaintiff filed an amended complaint in an attempt to address the pleading deficiencies identified in the Court's dismissal decision. The Company filed a motion to dismiss the amended complaint on March 21, 2011. The District Court denied the motion to dismiss as to

11. Commitments and Contingencies (continued)

Plaintiff's claims that the Company misrepresented the adequacy of its loan loss reserves for 2007 but dismissed all other claims against the Company and limited discovery in the initial stages of the case to the question of the Company's subjective belief as to the adequacy of those reserves at the time of the offering. The Company subsequently filed a motion for reconsideration of this decision and a motion to stay discovery pending resolution of that motion. The Court granted the motion to stay and the parties are awaiting a decision on the motion for reconsideration.

Colonial BancGroup Securities Litigation

Beginning in July 2009, the Company, certain other underwriters, The Colonial BancGroup, Inc. ("Colonial BancGroup") and certain officers and directors of Colonial BancGroup were named as defendants in a putative class action filed in the U.S. District Court for the Middle District of Alabama, Northern District entitled *In re Colonial BancGroup, Inc. Securities Litigation.* The complaint was brought by purchasers of certain debt and equity securities of Colonial BancGroup and seeks unspecified damages. Plaintiffs allege violations of Sections 11 and 12 of the Securities Act of 1933 due to allegedly false and misleading disclosures in the relevant registration statement and prospectus relating to Colonial BancGroup's goodwill impairment, mortgage underwriting standards, and credit quality. On August 28, 2009, The Colonial BancGroup filed for bankruptcy. The Defendants' motion to dismiss was denied in May 2010, but the Court subsequently has ordered Plaintiffs to file an amended complaint. This amended complaint has been filed and the defendants have filed a motion to dismiss.

Metropolitan Bank Group, Inc. v. SunTrust Robinson Humphrey, Inc.

On March 8, 2011, the Company was served with a notice of claim initiating a FINRA arbitration against the Company and one employee by Metropolitan Bank Group, Inc. In this case, the plaintiff alleges that it purchased approximately $80 million in preferred securities through the Company on which it suffered significant losses. The plaintiff alleges that it subsequently was informed by its primary regulator that it was not permitted to own certain of these securities and that the Company was or should have been aware of that fact. The plaintiff also alleges that certain of the securities in question were not suitable for it because they were too risky. The plaintiff has asserted causes of action for negligence, breach of fiduciary duty, and violation of FINRA rules. The arbitration hearing in this case is scheduled for May 2012.

12. Financial Instruments with Off-Balance Sheet Risk

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore, are not reflected in trading assets or liabilities. The Company enters into various off-balance sheet financial instruments of this nature regarding

12. Financial Instruments with Off-Balance Sheet Risk (continued)

mortgage-backed, to-be-announced (TBA) securities. These instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are subject to varying degrees of market and credit risk. The net unrealized gains and losses on these transactions are reflected in securities owned and securities sold but not yet purchased and in current period earnings. At December 31, 2011, the Company had net TBA commitments totaling $73.8 million, resulting in net unrealized losses of $0.2 million.

13. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. For the year ended December 31, 2011, the Company experienced de minimis net losses as a result of the indemnity. The clearing agreement expires May 2015.

14. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2011, the Company had net capital, as defined, of $457.7 million, which was $456.7 million in excess of the required net capital.

Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011
(In Thousands)

Computation of net capital			
Total shareholder's equity		$	602,997
Add:			
Subordinated borrowings allowable in computation of net capital			160,000
Total capital and allowable subordinated borrowings			762,997
Deductions and/or charges:			
Nonallowable assets:			
Furniture, equipment, and leasehold improvements, net of accumulated depreciation	9,198		
Goodwill	123,340		
Deposits with clearing organizations	25,362		
Due from related parties	12,112		
Deferred taxes	11,554		
Accrued interest and other income receivable	23,724		
Other assets, miscellaneous	10,073		
Total nonallowable assets	215,363		
Other deductions or charges	9,095		224,458
Net capital before haircuts on securities positions			538,539
Haircuts on securities:			
Open contractual commitments	1,781		
Trading assets:			
U.S. government and agency obligations	27,718		
Corporate debt obligations	48,609		
State and municipal obligations	1,399		
Commercial paper and certificates of deposit	1		
Undue concentration	1,292		80,800
Net capital		$	457,739
Computation of alternative net capital requirement			
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation or minimum net capital requirement (if greater)			1,031
Excess net capital		$	456,708
Net capital in excess of 5% of aggregate debit items or 102% of the net capital requirement if greater		$	456,502

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2011, filed on February 24, 2012.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011
(In Thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	334
Market value of short securities and credits in all suspense accounts over 30 calendar days		2,500
Total credit balances	$	2,834
Debit balances:		
Total debit balances	$	-
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	2,834
Amount on deposit in the "Reserve Bank Account" at December 31, 2011	$	15,087

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2011, filed on February 24, 2012.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011
(In Thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
B. Number of items	None

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2011, filed on February 24, 2012.

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
SunTrust Robinson Humphrey, Inc.

In planning and performing our audit of the financial statements of SunTrust Robinson Humphrey, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

Ernst & Young

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012

Ernst & Young
Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Robinson Humphrey, Inc:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of SunTrust Robinson Humphrey, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SunTrust Robinson Humphrey, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. SunTrust Robinson Humphrey, Inc.'s management is responsible for SunTrust Robinson Humphrey, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries recorded in the general ledger.

   There were no findings.

2. Compared the amounts reported on the Determination of SIPC Net Operating Revenues and General Assessment Schedule derived from the audited Form X-17-A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period for the year ended December 31, 2011.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers on the Determination of SIPC Net Operating Revenues and General Assessment Schedule from January 1, 2011 to December 31, 2011.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   This is not applicable as there was no overpayment.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017212 FINRA DEC
SUNTRUST ROBINSON HUMPHREY INC 16*16
ATTN: DONALD MORRIS
303 PEACHTREE ST NE STE 2500
ATLANTA GA 30308-3201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,021,936
   B. Less payment made with SIPC-6 filed (exclude interest) (562,026)
   7/28/11
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 459,910
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 459,910
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 459,910
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SunTrust Robinson Humphrey, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 23 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2011 and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 434,598,412
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 25,824,066	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	25,824,066
Total deductions	25,824,066
2d. SIPC Net Operating Revenues	$ 408,774,346
2e. General Assessment @ .0025	$ 1,021,936
	(to page 1, line 2.A.)

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